SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of April, 2007
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  BLOCKLISTING SIX MONTHLY RETURN
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AMVESCAP PLC
IMMEDIATE RELEASE  11 APRIL 2007


                         BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

TO:        The FSA

Date:      11 April 2007

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1. Name of applicant:                             AMVESCAP PLC

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2. Name of scheme:                                AMVESCAP PLC SHARESAVE

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3.   Period of return:   From:      11 OCTOBER 2006   To:    10 APRIL 2007

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4.   Balance under scheme from previous return:   886,878

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5. The amount by which the block scheme has       0
   been increased, if the scheme has been
   increased since the date of the last return

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6. Number of securities issued/allotted under     324,160
   scheme during period:

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7. Balance under scheme not yet issued/allotted   562,718
   at end of period

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8.   Number and class of securities originally    2,527,243 ORDINARY SHARES OF
     listed and the date of admission             25P EACH LISTED ON 11 OCTOBER
                                                  2000.

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9.   Total number of securities in issue at the   838,241,096 ORDINARY SHARES OF
     end of the period.                           US$0.10

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Name of contact:                                  MICHAEL S. PERMAN
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Address of contact:                               30 FINSBURY SQUARE, LONDON EC2
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Telephone number of contact:                      020 7065 3942
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SIGNED BY   Michael S. Perman
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            Company Secretary, for and on behalf of

            AMVESCAP PLC
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            Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.



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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  11 April, 2007                   By   /s/  Michael S. Perman
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                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary